January 28, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Volatility Shares Trust
Post-Effective Amendment No. 203
(Registration Statement File Nos. 333-263619, 811-23785)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of 3x HIMS ETF (the “Fund”), Volatility Shares Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 203, originally filed with the Securities and Exchange Commission on October 24, 2025 (Accession No. 0001213900-25-102137).

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Volatility Shares Trust

By:	/s/ Justin Young
Justin Young
Trustee, President and Chief Executive Officer (Principal Executive Officer)